EXHIBIT 4(d)

                 Amendment No. 1 to Giga Information Group, Inc.
                            1999 Share Incentive Plan



         Section 5(a) of the Giga Information Group, Inc. 1999 Share Incentive Plan is hereby amended in its entirety to read as follows, effective as of March 29, 2000:



         "5.  COMMON STOCK AVAILABLE UNDER THE PLAN.

                  (a) Subject to the provisions of this Section 5 and any adjustments made in accordance with Section 13 hereof, the maximum number of shares of Common Stock that may be delivered to participants (including permitted assignees) and their beneficiaries under this Plan shall be equal to the sum of: (i) 3,000,000 shares of Common Stock, which may be authorized and unissued or treasury shares; and (ii) up to 1,500,000 shares of Common Stock that are represented by awards granted or to be granted under any prior plan of the Company, which are forfeited, expire or are cancelled without the delivery of shares of Common Stock or which result in the forfeiture of shares of Common Stock back to the Company. Any shares of Common Stock covered by a Benefit (or portion of a Benefit) granted under the Plan, which is forfeited or canceled, expires or, in the case of a Benefit other than a Stock Option, is settled in cash, shall be deemed not to have been delivered for purposes of determining the maximum number of shares of Common Stock available for delivery under the Plan. The preceding sentence shall apply only for the purposes of determining the aggregate number of shares of Common Stock subject to Benefits, but shall not apply for purposes of determining the maximum number of shares of Common Stock with respect to which Benefits (including the maximum number of shares of Common Stock subject to Stock Options and Stock Appreciation Rights) may be granted to an individual participant under the Plan."